Dejour Provides AGM Voting Results

VANCOUVER, BC --- (MARKETWIRED) – June 30, 2015 Dejour Energy Inc. (NYSE MKT:DEJ / TSX:DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, announces the results of its Annual and Special Meeting of Shareholders held on June 29, 2015 at the Company’s Vancouver office.

The following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

	Description of Matter	Outcome	Votes	Votes	Votes Withheld
1.	Fix the number of directors to be elected at the Meeting at six (6).	Passed	98.65%	1.35%	0.00%
2.

To elect the following six (6) nominees to serve as directors of Dejour for the ensuing year, or until their successors are duly elected or appointed, subject to the provisions of the Business Corporations Act (B.C.) and by-laws of Dejour:

Robert Hodgkinson
A Ross Gorrell
Richard Kennedy
Craig Sturrock
Ronnie Bozzer
James Dai

		Passed Passed Passed Passed Passed Passed	98.79% 96.46% 96.46% 96.49% 98.68% 98.78%	1.21% 3.54% 3.54% 3.51% 1.32% 1.22%	0.00% 0.00% 0.00% 0.00% 0.00% 0.00%
3.	To approve the re-appointment of BDO Canada LLP, Chartered Accountants, as auditors of Dejour to hold office until the next annual meeting or until their successors are appointed and to authorize the Board of Directors to fix their remuneration as such.	Passed	99.97%	0.03%	0.00%
4.	To approve the ordinary resolution on an up to “one(1) for five(5)” basis	Passed	95.12%	4.88%	0.00%
5.	To approve the renewal and amendment of the Stock Option Plan and US Sub-Plan	Passed	94.24%	5.76%	0.00%

Further, the Company received a letter from NYSE MKT LLC (“NYSE MKT” or the “Exchange”) on June 24, 2015 which states it is deemed to not be in compliance with continued listing standards due only to the Company’s recent low selling share price on the Exchange. Pursuant to Section 1003(f)(v) of the Exchange’s Company Guide, the Company’s continued listing is predicated on it effecting a reverse stock split of its Common Stock within a reasonable period of time. The Exchange has determined this reasonable time period should be no later than December 23, 2015.

At the Company’s Annual and Special Meeting of shareholders held on June 29, 2015, shareholders granted the Company’s Board the authority to effect a reverse split of the Company’s shares within the parameters contemplated above.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (39,998 net acres) and Peace River Arch regions (14,444 net acres). Dejour maintains offices in Vancouver and Calgary Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
investor@dejour.com
or
Craig Allison, 914-882-0960
Investor Relations – New York
callison@dejour.com